
07076199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2007
WASH, D.C.
190
SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: 

Name: Kenji Ishida
Title: Chairman, President & CEO

Date: November 6, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: 

Name: Kiichi Ohtani
Title: President

Date: November 6, 2007

EXHIBIT 2

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

November 6, 2007

To whom it may concern:

Company Name	:	CFS Corporation
Representative	:	Kenji Ishida Representative Director, Chairman and President
Ticker	:	8229 First Section of the Tokyo Stock Exchange
Contact	:	Takehiko Ishida Director, Executive Vice President and General Manager of Corporate Planning Department
Tel. No.	:	045-476-7474

Company Name	:	AIN PHARMACIEZ INC.
Representative	:	Kiichi Otani Representative Director and President
Ticker	:	9627 JASDAQ Securities Exchange
Contact	:	Junichi Kawai Executive Director and Manager of Administrative Headquarters
Tel. No.	:	011-783-0189

Announcement of Preperation of Share Transfer Plan and and Execution of Definitive Agreement (Draft)

As announced in our press release titled "Announcement of Basic Agreement of Business Integration by way of Share Transfer" on October 5, 2007, CFS Corporation (Mishima, Shizuoka: "CFS Corporation") and AIN PHARMACIEZ INC. (Higashi-ku, Sapporo: "Ain Pharmaciez"), pursuant to the resolutions by each party's respective board of directors' meetings held today, prepared a share transfer plan and executed a share transfer agreement (the "Definitive Agreement"). The parties jointly announce that, conditional upon the approvals of the respective shareholders' meetings to be held in late January, 2008, the parties will establish AIN CFS HOLDINGS Co., Ltd. (the "Joint Holding Company") by way of share transfer (*kabushiki-iten*) (the "Share Transfer") on April 1, 2008.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Summary of the Share Transfer

(1) Schedule of the Share Transfer

October 5, 2007	Board of directors meetings to approve the execution of a letter of intent regarding the Share Transfer (both companies)
November 6, 2007	Board of directors meetings to approve the Definitive Agreement and theshare transfer plan (both companies)
November 7, 2007 (subject to change)	Public notice of the record date of the extraordinary shareholders' meetings (both companies)
November 22, 2007 (subject to change)	Record date of the extraordinary shareholders' meetings (both companies)
Early December, 2007 (subject to change)	Board of directors meetings to approve the agenda for the extraordinary shareholders' meetings (both companies)
Late January, 2008 (subject to change)	Extraordinary shareholders' meetings to approve the share transfer plan (both companies)
March 26, 2008, (subject to change)	Delisting date (both companies)
April 1, 2008, (subject to change)	Date of registration of the incorporation of the Joint Holding Company and the effective date
April 1, 2008, (subject to change)	Listing date of the Joint Holding Company
Late May, 2008 (subject to change)	Date of issuance of share certificates of the Joint Holding Company

If any unavoidable circumstances arise during the course of the procedure, the parties may amend the schedule upon consultation.

(2) Share transfer ratios

	Joint Holding Company	CFS Corporation	Ain Pharmaciez
Share transfer ratios	1.00	0.30	1.25

(Note 1) Share allocation ratios

The shares of the Joint Holding Company will be allocated and delivered respectively according to the following ratios:

0.30 shares of common stock of the Joint Holding Company for one share of common stock of CFS Corporation; and

1.25 shares of common stock of the Joint Holding Company for one share of common stock of Ain Pharmaciez.

Fractions of less than one share will be rounded off.

If any material change is made to the terms forming the basis of calculation, the above share transfer ratios are subject to change upon mutual consultation between the parties.

(Note 2) Number of share unit:

The number of shares constituting one (1) unit of the Joint Holding Company is expected to be 100 shares, and with respect to shareholders who hold shares equal to or exceeding a unit of CFS Corporation or Ain Pharmaciez, shares equal to or exceeding the number of shares constituting a unit will be allocated and delivered (Currently, the number of shares constituting one unit of CFS Corporation is 500 shares and the number of shares constituting one unit of Ain Pharmaciez is 100 shares).

(Note 3) Number of new shares to be delivered by the Joint Holding Company through the Share Transfer (subject to change):
23,166,485 shares of common stock
The above number of new shares reflects the increase in the number of shares issued by Ain Pharmaciez as a result of exercise of share options of Ain Pharmaciez between May 1, 2007 and November 5, 2007 (the increase in the number of issued shares of Ain Pharmaciez resulting from the exercise of share options: 37,000 shares).
Hereafter, if share options of Ain Pharmaciez are exercised prior to the incorporation of the Joint Holding Company, the number of shares to be delivered by the Joint Holding Company may change.
Further, CFS Corporation has not issued any share options.

(3) Basis of calculation of the share transfer ratios, etc.

(i) Basis and process of calculation

In order to ensure the fairness in calculating the share transfer ratios to be used in the Share Transfer, CFS Corporation and Ain Pharmaciez appointed PwC Advisory Co., Ltd. ("PwCA") and ABeam M&A Consulting Ltd. ("AMC"), respectively, to estimate the share transfer ratios, and each respectively received a valuation report.

On the basis of the respective calculations of the share transfer ratios made by PwCA and AMC and after taking into consideration factors such as the financial status of each company and future prospects, CFS Corporation and Ain Pharmaciez determined that the above share transfer ratios are reasonable and reached agreement upon deliberate mutual consultation.

No changes have been made to the basis and process of calculation of the share transfer ratios as announced in the press release dated October 5, 2007.

(ii) Relationship with assessors

PwCA and AMC are not related parties of CFS Corporation or Ain Pharmaciez.

(4) Handling of share options issued by Ain Pharmaciez

With respect to share-purchase-warrant-type stock options issued by Ain Pharmaciez as incentive stock options in accordance with Article 280-19 of the Commercial Code before the amendment in 2001 (issued pursuant to the resolution of the annual shareholders' meeting held on July 27, 2001), it is generally understood that, under the Companies Act which is currently in effect, such stock options may not be exchanged with share options of the Joint Holding Company upon a share transfer. Accordingly, pursuant to the terms of such share-purchase-warrant-type stock options, Ain Pharmaciez has imposed reasonable limitation on the exercise period of such stock options by a board of directors' resolution, and any such stock option not exercised on or prior to February 29, 2008 (the day before the effective date of the Share Transfer will be invalidated.

With respect to share-option-type stock options issued by Ain Pharmaciez in accordance with Article 280-20 and Article 280-21 of the Commercial Code after the amendment in 2001 (issued pursuant to the resolution of the annual shareholders' meeting held on July 30, 2002), share options of the Joint Holding Company will be delivered in exchange for such share options to the holders of such share options.

Further, CFS Corporation has not issued any share options.

(5) Matters regarding the listing application of the Joint Holding Company
The companies will file an application for the listing on the Tokyo Stock Exchange with respect to the shares of the Joint Holding Company to be newly incorporated. The listing date, which will be determined in accordance with the rules and regulations of the Tokyo Stock Exchange, is scheduled to be April 1, 2008, the incorporation registration date of the Joint Holding Company. Please note that, following the Share Transfer, shares of CFS Corporation and Ain Pharmaciez are scheduled to be delisted from the Tokyo Stock Exchange and JASDAQ Securities Exchange on March 26, 2008, respectively.

(6) Distribution of surplus of the companies which will become wholly owned subsidiaries
CFS Corporation is scheduled to make distributions for the period from August 21, 2007 to March 31, 2008 with March 31, 2008 as the record date.

Ain Pharmaciez is scheduled to make distributions for the period from May 1, 2007 to March 31, 2008 with March 31, 2008 as the record date.

2. Outline of the parties to the Share Transfer

(1) Corporate Name	CFS Corporation	AIN PHARMACIEZ INC.
(2) Line of Business	Product retail business: Drug store business, supermarket business and other businesses	Pharmaceutical business: Management of prescription pharmacies and other businesses Merchandising business: Drug store management and other businesses
(3) Date of Incorporation	September 1, 1947	August 2, 1969
(4) Location of Head Office	13-4, Hirokoji-cho, Mishima-shi, Shizuoka-ken (This is the address of the registered head office, and the actual operations are conducted in Kohoku-ku, Yokohama-shi.)	1-2-1, Higashinaebo 5 jo, Higashi-ku, Sapporo-shi, Hokkaido
(5) Representative	Kenji Ishida Representative Director, Chairman and President	Kiichi Otani Representative Director and President
(6) Capital	5,660 million yen	3,395 million yen
(7) Total Number of Issued Shares (as of October 4, 2007)	29,911,678 shares	11,359,456 shares
(8) Net Assets (Consolidated)	17,497 million yen	11,326 million yen
(9) Total Assets (Consolidated)	51,970 million yen	49,849 million yen
(10) Date of Fiscal Year End	February 20	April 30
(11) Number of Employees (Consolidated)	1,551	1,947
(12) Main Customers	General customers	General customers
(13) Major Shareholders and Shareholding Ratios	AEON Co., Ltd 15.01% Ishida Co., Ltd. 5.86% Kyoei-kai of CFS Corporation 4.00% Suruga Bank Ltd. 3.74% Kenji Ishida 3.36%	Kiichi Otani 16.73% Marubeni Corporation 13.16% Yoshiaki Imagawa 10.96% State Street Bank and Trust Company 7.68% The Hokkaido Bank, Ltd. 4.82%

(14) Main Financing Banks	Suruga Bank Ltd. Sumitomo Mitsui Banking Corporation The Shizuoka Bank, Ltd.	The Hokkaido Bank, Ltd. North Pacific Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15) Relationships between Parties	Capital Relationship	N/A
	Personnel Relationship	N/A
	Business Relationship	N/A
	Status as Related Parties	N/A

Note: The above numbers are as of the most recent fiscal year end date of each company. The most recent fiscal year end date for CFS Corporation is February 20, 2007 and the most recent fiscal year end date for Ain Pharmaciez is April 30, 2007.

3. Consolidated business results for the last 3 fiscal years

(Millions of yen)

	CFS Corporation		
Fiscal Year	Fiscal Year Ended in February 2005	Fiscal Year Ended in February 2006	Fiscal Year Ended in February 2007
Current Sales	147,654	145,881	142,157
Operating Income	1,747	1,949	(10)
Current Income	1,790	2,155	125
Net Income or Loss	652	1,025	(3,151)
Net Income or Loss per Share (yen)	21.73	33.41	(105.40)
Annual Dividends per Share (yen)	16	16	16
Shareholders' Equity per Share (yen)	683.77	704.22	585.18

(Millions of yen)

	Ain Pharmaciez		
Fiscal Year	Fiscal Year Ended in April 2005	Fiscal Year Ended in April 2006	Fiscal Year Ended in April 2007
Current Sales	57,091	76,303	81,307
Operating Income	2,875	3,083	2,888
Current Income	3,080	3,012	2,833
Net Income or Loss	930	1,215	1,010
Net Income or Loss per Share (yen)	79.92	104.53	89.34
Annual Dividends per Share (yen)	15	18	18
Shareholders' Equity per Share (yen)	807.68	912.43	946.17

4. Status of the company to be newly incorporated by the Share Transfer

(1) Corporate Name	AIN CFS HOLDINGS Co., Ltd. (tentative name)		
(2) Line of Business	Management and administration of subsidiaries and the group and ancillary operations		
(3) Location of Head Office	Shinjuku, Tokyo		
(4) Assumption of Office of Representatives and Other Officers	Representative Director and Chairman	Kenji Ishida	Current Representative Director, Chairman and President of CFS Corporation
	Representative Director and President	Kiichi Otani	Current Representative Director and President of Ain Pharmaciez
	Director	Yoshiaki Imagawa	Current Representative Director and Chairman of Ain Pharmaciez
	Director	Kenji Matsuoka	Current Director and Executive Vice President of CFS Corporation
	Director	Takehiko Ishida	Current Director and Executive Vice President of CFS Corporation
	Director	Yasuo Kimisawa	Current Director of CFS Corporation
	Director	Morihiro Takeichi	Current Director of CFS Corporation
	Director	Tadashi Nagumo	Current Representative Director and Executive Vice President of Ain Pharmaciez
	Director	Hiromi Kato	Current Executive Director of Ain Pharmaciez
	Director	Junichi Kawai	Current Executive Director of Ain Pharmaciez
	Full-time Corporate Auditor	Hideo Sasaki	Current Corporate Auditor (Full-time) of CFS Corporation
	Full-time Corporate Auditor	Toshio Hamanaka (Note)	Current Executive Managing Director of WHOLESALE STARS Co., Ltd.
	Corporate Auditor (Outside)	Shohachi Ooki	Current Corporate Auditor (Outside) of CFS Corporation
	Corporate Auditor (Outside)	Yasuaki Noda	Current Corporate Auditor (Outside) of CFS Corporation
	Corporate Auditor (Outside)	Hideo Miyake	Certified Public Accountant
(5) Capital	Five billion yen		
(6) Net Assets (Consolidated)	To be determined		
(7) Total Assets (Consolidated)	To be determined		
(8) Date of Fiscal Year End	March 31 The last day of the fiscal year of CFS Corporation and Ain Pharmaciez to become wholly owned subsidiaries, will be changed to March 31 with the proposal to be submitted to the extraordinary shareholders' meetings to be held in late January, 2008.		

(9) Outline of Accounting Treatment	The Share Transfer falls under "acquisition" as defined in the Accounting Standards for Business Combinations, and accordingly it is expected that the Purchase Method will apply. In such case, CFS Corporation will be the acquired company for accounting purposes, and CFS Corporation's and its subsidiaries' assets and liabilities will be shown at market value on the consolidated financial statements of the Joint Holding Company. However, because it is not possible to estimate the amount of goodwill at this point in time, the amount, the number of years for amortization, etc. will be updated once they are determined.
(10) Forecast of Business Impact of the Share Transfer	The integration preparatory committee and the sectional committees set up jointly by the parties will examine the business prospects after the integration, etc. and disclosure will be made once they are determined.

Note: Toshio Hamanaka is scheduled to resign from the position of Director of WHOLESALE STARS Co., Ltd. prior to the date of incorporation of the Joint Holding Company.

5. Background and purpose of the establishing of the Joint Holding Company by way of share transfer and the effects of the integration

(1) Background and purpose of the establishing of the Joint Holding Company by way of share transfer

Sharing ideas concerning management principles which place the highest value on contributing to the maintenance of our customers' health, CFS Corporation and Ain Pharmaciez exchanged opinions regarding the creation of new business models dealing with the recent changes in the environment surrounding the healthcare industry such as medical fee revisions to control healthcare cost and eased regulations on the sales of over-the-counter medicines, and agreed in principle to establish the Joint Holding Company by way of share transfer as disclosed in the press release titled "Announcement of Basic Agreement of Business Integration by way of Share Transfer" dated October 5, 2007.

Each of the parties has forte in its business resources: drugstores for CFS Corporation and prescription pharmacies for Ain Pharmaciez. By sharing each other's business know-how, the parties will be able to provide consistent services with high added-value to our customers from prevention to medical care dealing with the high level of specialty required in the healthcare industry such as the spread of self-medication and the widespread use of generic drugs.

As the combined amount of sales of pharmaceutical products including medical and over-the-counter products for the parties will be number one in the drugstore industry as a whole, including prescription pharmacies, our revenue base will be strengthened and our market competitiveness will be improved dramatically with efficient management utilizing the economies of scale.

The parties formed a team with the integration staff taking a lead role and thoroughly discussed and verified the vision, synergies, etc. after the integration. As a result, the parties today prepared the share transfer plan and executed the Definitive Agreement.

The parties will commence the activities of the integration preparatory committee on a full-scale basis and work together so that the newly-integrated company, as a leading comprehensive healthcare company, may promote the development of community-based primary care pharmacies and play a part in the contributions to the field of national healthcare, as well as maximize its corporate value through the effects of the integration.

With regard to the supermarket business operated by CFS Corporation, in light of the strengthened revenue and financial base to be brought about by the business integration, we will continue to work to drastically improve its revenue base as a core business, taking into consideration, among other options, strategic affiliations with other companies.

(2) Effects of the integration

(a) Target business results of the newly-integrated ompany

CFS Corporation and Ain Pharmaciez are reexamining the respective profit plans targeted by each company by factoring in synergies from the management integration. The targeted results by the 3rd year and the 5th year after the integration are as follows:

(Millions of yen)

Fiscal Year	Fiscal Year Ended February, 2008 of CFS Corporation (Forecast for the Full Fiscal Year)	Fiscal Year Ended April, 2008 of Ain Pharmaciez (Forecast for the Full Fiscal Year)	Both Parties Combined	Fiscal Year Ended in March 2011 of the Newly Integrated Company (Targeted Figures)	Fiscal Year Ended in March 2013 of the Newly Integrated Company (Targeted Figures)
Current Sales	145,000	105,260	250,260	300,000 (19.9)	363,000 (45.0)
Current Income	650	4,250	4,900	10,000 (104.1)	14,500 (195.9)
Net Income	200	1,850	2,050	5,300 (158.5)	7,600 (270.7)

(Note 1) The above are targeted figures based on a simple combinnation of the parties and have not been adjusted on a consolidated basis.

(Note 2) The numbers in parentheses show the rate of increase (%) against the combined figures of both parties' full-year forecasts for this fiscal year.

(b) Details of the effects of the integration

- Effects of the integration regarding current sales (3rd year after integration: 5,000 million yen, 5th year after integration: 10,000 million yen.)

Following the management integration, we will promote the expansion of operations in the healthcare business by creating a new type of store under the concept of "total healthcare" in addition to the further development of prescription pharmacies adjacent to hospitals, drugstores adjoining prescription pharmacies and high value-added drugstores specializing in cosmetics.

With the sharing of business resources such as store operation know-how and development of new property, the parties will have more opportunities to open new stores, in particular, drugstores adjoining prescription pharmacies for CFS Corporation and urban drugstores specializing in cosmetics for Ain Pharmaciez.

- Effects of the integration regarding income (Current income: 3rd year after integration: 1,500 million yen, 5th year after integration: 2,000 million yen. Net income: 3rd year after integration: 800 million yen, 5th year after integration: 1,100 million yen.)

  - We will utilize economies of scale and promote our efforts to jointly purchase and sell. We expect drastic improvement of our purchase costs of goods and medical pharmaceutical products sold at drugstores, combination stores and other stores. Further, we intend to reduce distribution costs.

- We will seek to standardize and improve the efficiency of operations by mutually utilizing CFS Corporation's core drugstore system and Ain Pharmaciez's prescription pharmacies operating system.
  This will not only enable us to cut-down on our labor costs and personnel expenses, but we also expect effects such as reduction of inventory, effective sales promotion activities and prevention of prescription malpractice.
- We will enhance our human resources development and training systems for pharmacists and drugstore employees to develop highly specialized pharmacists and staff.
  In addition to stably securing new graduate pharmacists, costs for lateral recruiting and transfer will be better controlled as a result of improved retention rate of talented human resources.
- We intend to improve our revenues by including as a part of our restructuring plan for underperforming stores relocation and change in the type of operation in accordance with customer needs, in addition to the closing of such stores.
  Along with the stable securement of pharmacists resulting from the integration, CFS Corporation will promote the opening of new drugstores adjoining prescription pharmacies.
- We will advance appropriate reallocation of human resources and reduction of overhead costs by rationalizing and consolidating to the Joint Holding Company the functions of the administrative departments.

Inquiries in respect of this press release should be made to:

CFS Corporation:	Takehiko Ishida Director, Executive Vice President and General Manager of Corporate Planning Department Morihiro Takeichi Director and Manager of Financial Headquarters TEL: 045-476-7474
AIN PHARMACIEZ INC.	Junichi Kawai Executive Director and Manager of Administrative Headquarters Masato Sakai General Manager of Corporate Planning Department TEL: 011-783-0189/5681

END